

August 31, 2011

<u>Via US Mail</u>
Mr. Andrew Aird
President
Fresh Start Private Holdings, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Fresh Start Private Holdings, Inc.**
> **Form 10-K for the Year Ended November 30, 2010**
> **Filed August 23, 2011**
> **File No. 000-53400**

Dear Mr. Aird:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response and file the amendment. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2010

General

1. Please tell us when you will file the Forms 10-Q for the first, second and third quarters of fiscal 2011.

Item 8. Financial Statements

Note 1. Nature of Operations -- Going Concern, page 13

2. Please revise to address management's viable plans to overcome the financial difficulties and provide your specific plan of operations, the expected time frame for the

development of your products and services, necessary funding, and planned source of this funding. Please also discuss the company's ability or inability to generate sufficient cash to support operations for the next twelve months. For guidance, see Section 607.02 of the Financial Reporting Codification. Please also provide a similar discussion in your MD&A.

Note 5. Loan Payable, page 17

3. Please tell us why you have not imputed interest on the loan from the third party. Please tell us how you considered the guidance in SAB Topic 1.B.1.

Item 9A(T). Controls and Procedures, page 20

4. We see you have only provided disclosures related to internal control over financial reporting. Please amend your Form 10-K to also include all the disclosure requirements for disclosure controls and procedures as of the end of the period. Please see Item 307 of Regulation S-K.

5. In the third paragraph, please revise the second sentence to state your conclusion about internal control over financial reporting, rather than "internal controls and procedures". Please see Item 308 of Regulation S-K.

6. In this regard, please ensure that your Forms 10-Q for fiscal 2011 provide the disclosures required by Item 307 of Regulation S-K for disclosure controls and procedures at the end of each quarter. In addition, please note that Item 308 of Regulation S-K only requires management's report on internal control over financial reporting as of the end of the fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief